MEDICAL TRANSCRIPTION BILLING, CORP.

7 Clyde Road

Somerset, New Jersey 08873

July 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin

Re:	Medical Transcription Billing, Corp.
Amendment No. 1 to Registration Statement on Form S-1
Submitted July 7, 2017
File No.: 333-219122

Ladies and Gentlemen:

Medical Transcription Billing, Corp., a Delaware corporation (the “Company”), hereby undertakes to promptly file a post-effective amendment to its Registration Statement on Form S-1 (File No. 333-214863) to deregister all of the shares registered thereunder that were not sold by the Company it is recently completed offering of its Series A Preferred Stock.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date for the above captioned Registration Statement (File No.: 333-219122) be accelerated so that it will be declared effective on July 13, 2017 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. David Song, of Mazzeo Song P.C., at (212) 599-3077, or, in his absence, to Ms. Shruti Patel, the Company’s general counsel, at (732) 873-5133 x146.

Sincerely,

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Mahmud Haq
Mahmud Haq, Chairman and CEO

cc:	Mr. Stephen Snyder, Medical Transcription Billing, Corp.
Mr. Bill Korn, Medical Transcription Billing, Corp.
Ms. Shruti Patel, Medical Transcription Billing, Corp.
David Song, Mazzeo Song P.C.